March 30, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    Erin Jaskot

Re:                               ARC Group Worldwide, Inc.

Registration Statement on Form S-1

File No. 333-200666

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of ARC Group Worldwide, Inc. that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-200666) be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Time on April 1, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters will have effected as of March 31, 2015 approximately the following distribution of the preliminary prospectus:

700 to institutions;

0 to prospective underwriters; and

15 to others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

BREAN CAPITAL, LLC
IMPERIAL CAPITAL, LLC

By: BREAN CAPITAL, LLC

By:	/s/ Matt Pennino
Name: Matt Pennino
Title: Managing Director

By: IMPERIAL CAPITAL, LLC

By:	/s/ Mark Martis
Name: Mark Martis
Title: Chief Operating Officer